

Mail Stop 3720

April 11, 2007

Mr. Con Unerkov
Chief Executive Officer
China Media Group Corporation
1803 Chinachem Tower
34-37 Connaught Road, Central, Hong Kong

> **Re:** **China Media Group Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-141381**
> **Filed March 16, 2007**

Dear Mr. Unerkov:

We have limited our review of your Form SB-2 to consideration of the structure of your offering, the disclosure concerning the equity line of credit, convertible debentures and warrants, and related matters, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you are registering the sale of approximately 54 million shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering. Because you are not eligible to

conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should withdraw the current registration statement, file a new registration statement for the resale offering at the time of each conversion/exercise, include a fixed price at which the security holders will sell the securities. If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The involvement of only one selling shareholder and the percentage of the public float made by the shareholder;

- The date on which and the manner in the selling shareholder received the shares and/or the overlying securities;

- The relationship of the selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

- The discount at which the selling shareholder will purchase the common stock underlying the convertible debentures or warrants; and

- Whether or not the selling shareholder is in the business of buying and selling securities.

Prospectus Summary, page 2

2. Please disclose that the number of shares being registered represents ___% of your shares currently outstanding.

3. Disclose the total dollar value of the securities underlying the convertible debentures and related securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Equity Line of Credit Arrangement Explained, page 22

4. We note that one of the conditions to delivering a draw down notice under the equity line of credit arrangement is that the company shall not have received any notice threatening the listing of the company's shares on its principal market. Since the company's shares are not listed on any exchange and trade sporadically on the OTC Bulletin Board, clarify that as long as the company's shares are quoted on the OTC Bulletin Board, conditions (e),(f) and (g) will not be in question.

Management's Discussion and Analysis, page 31

5. Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible debentures transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

   Further, disclose the net proceeds to you from the sale of the convertible debentures and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of the convertible debentures.

6. Disclose in a table:

   * the gross proceeds paid or payable to you in the December 2006 private placement;

   * all payments that have been made or that may be required to be made by you that are disclosed in response to comment 5 above;

   * the resulting net proceeds to you; and

   * the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other China Media Group securities that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments 8 and 9 below.

   Further, please disclose – as a percentage –the total amount of all possible

payments as disclosed in response to comment 5 above and the total possible discount to the market price of the shares underlying the convertible debentures and warrants as disclosed in response to comments 8 and 9 below divided by the net proceeds to you from the sale of the convertible debenture and warrants.

<u>Selling Stockholders – page 45</u>

7. We note that the number of shares owned prior to the offering differs from the number of shares beneficially owned following the offering, despite the assumption that all shares offered pursuant to the registration statement will be sold, and no additional shares acquired. Please revise to address the apparent discrepancy, or advise us why no revision is needed.

8. Please disclose the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed in separate columns or rows:

    •   the market price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;

    •   the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated by using the price per share established in the convertible debenture;

    •   the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the debenture);

    •   the combined market price of the total number of shares underlying the convertible debenture, calculated by using the market price per share on the date of the sale of the convertible debenture and the total possible shares underlying the convertible debenture;

    •   the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholder may receive; and

    •   the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on

that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

9. Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other China Media Group securities that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of

the total number of underlying shares on that date.

10. Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

11. In a table, provide disclosure that compares:

- the number of shares outstanding prior to the convertible debenture and warrant transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

- the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

- the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

12. Your disclosure on page 4 indicating that neither the selling shareholder or its affiliates will engage in short selling is inconsistent with the disclosure under the Plan of Distribution that indicates that the selling shareholder and brokers acting on its behalf may engage in short selling. Please clarify. In addition, disclose whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in your common stock and, if the selling shareholder has an existing short position in your stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and
- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible debenture transaction, before the filing or after the filing of the registration statement, etc.).

13. Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible debentures.

14. Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any

predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

- copies of all agreements between you (or any of your predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Description of Capital Stock, page 45

15. We note from your disclosure on page 84 that the warrant exercise price is subject to adjustment. Please revise to identify and explain any possible adjustments to the conversion price of the debentures or the exercise price of the warrants.

Part II

Item 26—Recent Sales of Unregistered Securities

16. Please revise to include disclosure for all recent sales of unregistered securities, pursuant to Item 701 of Regulation S-B. We note, for example, that you do not appear to have included disclosure for the December 20, 2006 issuance of $125,000 of Convertible Debentures referenced on page 5 of the registration statement.

Item 27--Exhibits

17. Please file Exhibit 5.1 as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly

facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief